Schering AG receives approval for SKINOREN(R) GEL

Berlin, July 16, 2002 - Schering AG, Germany (FSE: SCH, NYSE: SHR) has received approval from the Austrian health authorities to market SKINOREN(R) GEL for the treatment of mild to moderate acne vulgaris and will initiate the approval process in other European Union member states in a mutual recognition procedure with Austria acting as reference member state. In addition, Schering's US subsidiary, Berlex Laboratories, is currently performing clinical studies in order to file for registration in the United States.

"The approval of the gel formulation of SKINOREN(R) offers us the opportunity to enter a growing market segment which shows a strong trend towards fat-free gel formulations," said Claus Zieler, Managing Director of Dermatology at Schering. "The introduction of SKINOREN(R) GEL throughout Europe will strengthen our position in the topical acne market and enable us to expand our azelaic acid based product line."

SKINOREN(R) GEL contains 15 % azelaic acid, a naturally occurring substance with anticomedonic and anti-inflammatory activity. This compound , which Schering currently markets as a cream under the tradenames SKINOREN(R) and FINEVIN(R) in over 70 countries, is widely used due to its good efficacy and tolerability in the treatment of mild to moderate acne. The new SKINOREN(R) GEL is a cosmetically elegant formulation especially designed for patients with oily skin, which represent approximately 80 % of all acne cases. SKINOREN(R) GEL reduces the oily shine of the skin, and in addition provides an intrinsic cooling effect. The product is suitable for long-term treatment over several months.

Schering is concentrating its resources in dermatology behind very promising developmental projects for such diseases as acne, rosacea, psoriasis and atopic dermatitis. A product for the treatment of psoriasis, PSORCUTAN(R) BETA (calcipotriol/betametasone diproprionate), is currently also awaiting marketing authorization in the EU.

Today, Schering offers worldwide a broad spectrum of dermatological therapeutics for the treatment of eczema, psoriasis, acne, mycosis and haemorrhoids. In November 2001, Schering acquired worldwide rights to develop and market the innovative compound ABT-281, a non-steroidal, topical immunosuppressant currently in pre-clinical development for atopic dermatitis. Schering's worldwide sales in dermatology reached EUR 227 million in 2001.


END


Schering AG, Germany, is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG, Germany, aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG, Germany, is securing a promising product pipeline. Using new ideas, Schering AG, Germany, aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business Communication: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96, friedrich.vonheyl@schering.de
Pharma: Dr Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, Tel:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng